[Rutan & Tucker, LLP Letterhead]

August 6, 2009

VIA
EDGAR CORRESPONDENCE

Peggy Fisher, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission Mail Stop 3030 100 F Street, N.E. Washington, D.C. 20549

Re:	Balqon Corporation Registration Statement on Form S-1 File No. 333-156446

Dear Ms. Fisher:

This letter responds to the comments of your letter dated August 4, 2009 relating to a Registration Statement on Form S-1, File No. 333-156446 (“Registration Statement”) of Balqon Corporation (the “Company”), a copy of which letter is enclosed for your convenience.  We have reproduced below in bold font each of your comments set forth in your letter of August 4, 2009, together with the Company’s responses in regular font immediately following each reproduced comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.
If the registrant intends to request acceleration prior to the inclusion of financial statements for fiscal quarter ended June 30, 2009, please include a recent developments section, and describe any material adverse changes in the registrant’s financial condition and/or results of operations.

The Company does not expect to report any material adverse changes in its financial condition or its results of operations for the fiscal quarter ended June 30, 2009.  As such, the Company does not believe that a recent developments section is necessary.

Peggy Fisher, Esq.,
August 6, 2009

Company History, page 38

2.
We note your response to comment 6.  In the event that the separate agreement is negotiated and filed as an exhibit prior to effectiveness of this registration statement, please note that we may have additional comments at that time.

This Comment is duly noted.

Financial Statements for the years ended December 31, 2008 and 2007

3.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

If the Registration Statement is not declared effective prior August 13, 2009, the Company will file a pre-effective amendment to the Registration Statement that will include financial statements for the fiscal quarter ended June 30, 2009.

Note 5, Business Acquisition, page F-36

4.
We refer to prior comment 13 in our letter dated July 8, 2009.  We see that you recorded a combined intellectual property asset in the acquisition of EMS since the values of patents, trademarks, copyrights, trade secrets, etc, were so intertwined that you could not separate them. According to paragraph 37 and 39 of SFAS 141, an acquired intangible asset is required to be recognized as an asset apart from goodwill at their estimated fair values. Please tell us why it is impracticable to individually value the separate intangible assets that you acquired.  For example, tell us why you could not identify the separate cash flows related to each intangible asset.  In addition, if you are unable to identify the separate cash flows related to each intangible asset please clarify how you determined that that these assets meet the requirements of paragraph 39 to be recorded separately from goodwill.  We believe that it is meaningful for investors to understand how the purchase price is allocated to individual assets acquired and the useful lives assigned to those assets.

Based on a further assessment of the intangible assets acquired from Electric MotorSports, LLC (“EMS”), management has determined, with the assistance of an outside valuation firm, that $186,965 of intangible assets separable from goodwill constitutes trade secrets (as described in Appendix A , Item A28 of SFAS 141).  In addition to acquiring EMS’ goodwill, the Company acquired control of the secret processes, programs, methods and techniques utilized to develop and manufacture the flux vector inverters that are a key component of the Company’s electric vehicles.  Had the Company not made this acquisition, it would be forced to incur significant additional costs associated with sourcing flux vector inverters from third party vendors.  Accordingly, by acquiring EMS’ trade secrets, the Company has significantly reduced its cost of the flux vector inverter component of its heavy-duty electric vehicles and obtained, what the Company believes to be, a distinct competitive advantage by virtue of its ownership of this key component of its products.

Peggy Fisher, Esq.,
August 6, 2009

The trade secrets acquired from EMS are also utilized by the Company to manufacture flux vector inverters for third party purchasers.  In that regard, the Company’s has obtained purchase orders from customers that plan to use the Company’s flux vector inverters as stand-alone components in such customers’ products.

Management has determined that these intangible assets have a three year useful life.  This assessment is primarily based upon the rapidly changing technology associated with flux vector inverters.

5.
As a related matter, tell us how you applied the combined income approach to value the combined intellectual property asset.  That is, discuss how you determined the “combined” income that was included in your calculation.  In your response, tell us how this approach complies with U.S. GAAP.

Consistent with the Company’s response to Comment No. 4 above, the trade secrets acquired from EMS have been valued utilizing a discounted cash flow (“DCF”) methodology,  rather than the combined income approach previously disclosed in our prior response, based on the expected competitive advantage.   The DCF methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the cost savings the Company estimates for using the trade secrets.  The discount rate utilized in the valuation of the trade secrets was 25.8% over a 5 year period.  This approach is consistent with SFAS No. 141.

In a telephone conversation among the undersigned, the Company’s Chief Financial Officer, Robert Miranda, and Kristen Lochhead of the Staff, the Company expressed its desire to reflect appropriate changes to the Company’s financial statements as a result of its responses to Comment Nos. 4 and 5 in future filings with the Securities and Exchange Commission (including in the Final Prospectus relating to the Registration Statement) rather than in a pre-effective amendment to the Registration Statement.  In that regard, we note that such changes would consist of the following:

(i)          deleting the term “Intangible assets” contained in the Company’s Balance Sheets and in Note 2 to the Company’s Financial Statements for the Years Ended December 31, 2008 and 2007and replacing it with the term “Trade secrets”;

(ii)         deleting the term “intellectual properties” contained in the first paragraph of Note 5 to the Company’s Financial Statements for the Years Ended December 31, 2008 and 2007and replacing it with the term “trade secrets”;

Peggy Fisher, Esq.,
August 6, 2009

(iii)        deleting the following language: “(i) patents and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names and registrations together with all of the goodwill associated therewith, (iii) copyrights and copyrightable works, (iv) trade secrets, ideas, formulas, compositions, inventions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, and other related intangible properties” contained in the fourth paragraph of Note 5 to the Company’s Financial Statements for the Years Ended December 31, 2008 and 2007 and replacing it with the following language: “trade secrets together with all of the goodwill associated therewith”; and

(iv)        deleting the term “Intellectual property assets” contained in the fourth and fifth paragraphs of Note 5 to the Company’s Financial Statements for the Years Ended December 31, 2008 and 2007 and replacing it with the term “Trade secrets.”

*  *  *  *

We trust that the foregoing is responsive to the comments contained in your letter dated August 4, 2009.  If you have any questions, please call me at (714) 641-3450.

Sincerely yours,

RUTAN & TUCKER, LLP

/s/ Larry A. Cerutti

cc:	Tom Jones, Esq.
Mr. Brian Cascio, Branch Chief
Mr. Balwinder Samra (via electronic mail)
Mr. Robert Miranda (via electronic mail)